Exhibit 99.4

Exhibit 99.4

Business Overview Louis Gries USA Investor/Analyst Tour – Wednesday 18th September 2013 1

This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: statements about the company’s future performance; projections of the company’s results of operations or financial condition; statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products; expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants; expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios; expectations concerning dividend payments and share buy-backs; statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; statements regarding tax liabilities and related audits, reviews and proceedings; statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC); statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings; expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; expectations concerning indemnification obligations; expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs; statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and statements about economic conditions, such as changes in the US economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 27 June 2013, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law. DISCLAIMER

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James Hardie

TOUR AGENDA

Day One	**Louis Gries**	• **USA Business Overview**
Wed 18th Sept	**Mike Murtagh**	• **R&D Overview**
	Mike Murtagh/ All	• **R&D and Plant Tour**
Day Two	**Dave Donofrio**	• **Products, Segments and Competitive Environment**
Thurs 19th Sept	**Ryan Sullivan**	• **Southern Division** • Current state • Go-forward
	Sean Gadd	• **Northern Division** • Current state • Go-forward
	Mark Fisher	• **Europe Business** • Current state • Go-forward • Asia Pacific Q&A
	Louis Gries	• **Q&A**



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FY13 FOCUS Resourcing the business to capture upside of recovering market Regaining market share growth momentum Correcting pricing inefficiencies Committing to increased product development, product capability and manufacturing capacity Building operating capabilities to enable long term growth at targeted returns e.g. supply chain, manufacturing and raw material sourcing

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USA and Europe Fiber Cement Quarter 1—Summary Business on track to deliver a +20% FY14 EBIT margin Positive pricing momentum re-established Volume performance in line with forecast Primary demand growth (PDG) flat for the quarter Quarter 2—Tracking to date Volume and PDG forecast to be at target through the first half Maintaining positive pricing momentum EBIT margin likely to exceed Q1, and consistent with the +20% FY target FY14 PERFORMANCE UPDATE

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Industry leadership and profitable growth Australia Aggressively grow demand for our products in targeted market segments Grow our overall market position while defending our share in existing market segments Introduce differentiated products to deliver a sustainable competitive advantage GLOBAL STRATEGY

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NEW MANAGEMENT STRUCTURE Effective 16 September 2013

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NEW MANAGEMENT STRUCTURE 8 One company / focused strategy Product leadership Organic growth Develop and maintain ownership of core technology Unique financial returns Return excess cash to shareholders Organizational capability, depth and culture to drive the above

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NEW MANAGEMENT STRUCTURE 9 North Significant market share growth potential against vinyl ColorPlus is the core product line Largely HZ5 markets High percentage of post-production value-add costs Less than truckload freight prevalent South Many large metro markets have fiber cement as standard Non-metro market share opportunity Primed HZ10 product lines core Opportunity to position a custom home line above medium density lines Full trucks and rails freight International Continue to invest in repositioning of JH FC in the Asia Pacific region Scyon product line to drive market share growth in Australia Market share growth opportunities in Western Europe Significant manufacturing throughput and post-production cost opportunities as the Australian business continues to grow

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Vinyl/wood siding market share 64% % of JH sales headcount 63% % of JH volume 41% Vinyl/wood siding market share 33% % of JH sales headcount 37% % of JH volume 59% Reno, NV Fontana, CA Tacoma, WA Peru, IL Blandon, PA Summerville, SC Pulaski, VA Plant City, FL Cleburne, TX Waxahachie, TX USA PLANT LOCATIONS & REGIONAL MARKET SHARE NORTH SOUTH Highlighted locations signify plant locations. Fontana is currently being refurbished. Summerville remains suspended. Blandon is closed. Based on JH estimates 1 1 1

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QUESTIONS?

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